

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 15, 2013

Via E-mail
Michael J. Foster
Senior Vice President, General Counsel & Secretary
Tronox Limited
One Stamford Plaza
263 Tresser Boulevard, Suite 1100
Stamford, Connecticut 06901

>   **Re: Form 10-K for Fiscal Year Ended December 31, 2012**
>   **Filed February 28, 2013**
>   **File No. 001-35758**

Dear Mr. Foster:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please note that this letter is in addition to, and supplements, our letter dated July 10, 2013.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Reporting of Ore Reserves and Mineral Resources, page 37

1.   We note your disclosure indicating that your reserve estimates have allowed for various modifying factors. Additionally, we note your disclosure indicating that your reserves are in-place reserves. Please revise to clarify if your reserves are reported as in-place reserves or, if these estimates have been reduced by your recovery factors and disclosed as recoverable reserves. Based on your response, as necessary disclose the recovery factors such that investors may determine the amount of recoverable materials present in the materials you have designated as reserves.

2.   Please disclose the composition or grade of each of the metals comprising your heavy metals.

3.   Please clarify the column in your reserves table titled "Total HM 2012-2011."

4.   Please disclose the material information associated with the determination of your mineral reserves including the economic cut-off grade and pricing used in the determination of your mineral reserves.

5.   Please disclose the estimated mine life for each of your mining operations.

6.   For each of your mines, concentrators, mineral processing facilities, and smelters please disclose the annual production of each product produced and the average price received pursuant to paragraph (a) of the Instructions to Item 102 of Regulation S-K.

        If you have any questions regarding the comments in this letter, you may contact John Coleman, Mining Engineer, at (202) 551-3610. You may contact Al Pavot, Staff Accountant, at 202-551-3738 or Terence O'Brien, Accounting Branch Chief, at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Jaskot, Staff Attorney, at 202-551-3442 or myself, at 202-551-3765 with any other questions.

                                                Sincerely,

                                                /s/ Pamela A. Long

                                                Pamela A. Long
                                                Assistant Director

cc: Christian O. Nagler, Esq. (*via E-mail*)
        Kirkland & Ellis LLP